UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

Commission File Number: 001-34936

NOAH HOLDINGS LIMITED

6th Floor, Times Finance Center

No. 68 Middle Yincheng Road

Pudong, Shanghai 200120, People’s Republic of China

(86-21) 3860-2301

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOAH HOLDINGS LIMITED

By:	/s/ Tao Thomas Wu

Name:	Tao Thomas Wu
Title:	Chief Financial Officer

Date: November 15, 2012

EXHIBIT INDEX

Exhibit 99.1 – Press Release

Exhibit 99.1

NOAH HOLDINGS LIMITED ANNOUNCES UNAUDITED FINANCIAL RESULTS FOR

THE THIRD QUARTER OF 2012

SHANGHAI, CHINA — November 14, 2012 — Noah Holdings Limited (“Noah” or the “Company”) (NYSE: NOAH), the leading independent service provider focusing on distributing wealth management products to the high net worth population in China, today announced its unaudited financial results for the third quarter of 2012.

THIRD QUARTER 2012 FINANCIAL HIGHLIGHTS

•	Net revenues in the third quarter of 2012 were US$25.8 million, a 33.7% increase from the corresponding period in 2011.

•	Income from operations in the third quarter of 2012 was US$9.3 million, a 58.7% increase from the corresponding period in 2011.

•

Net income attributable to Noah shareholders in the third quarter of 2012 was US$7.5 million, a 31.7% increase from the corresponding period in 2011. Non-GAAP[1] net income attributable to Noah shareholders in the third quarter of 2012 was US$8.6 million, a 33.8% increase from the corresponding period in 2011.

•	Net income per basic and diluted ADS in the third quarter of 2012 were both US$0.14. Non-GAAP net income per diluted ADS in the third quarter of 2012 was US$0.15.

THIRD QUARTER 2012 OPERATIONAL HIGHLIGHTS

•

Total number of registered clients[2] as of September 30, 2012 increased by 53.3% year-over-year to 37,943; this figure includes 36,675 registered individual clients, 1,166 registered enterprise clients and 102 wholesale clients that have entered into cooperation agreements with the Company.

•

Active clients[3] during the third quarter of 2012 were 1,613, a 34.4% increase from the corresponding period in 2011. The aggregate value of wealth management products distributed by the Company[4] during the third quarter of 2012 was RMB7.4 billion (approximately US$1.2 billion)[5], a 37.1% increase from the corresponding period in 2011. Of this aggregate value, fixed income products accounted for 71.9%, private equity fund products accounted for 23.1%, and other products, including securities investment funds and mutual fund products, accounted for 5.0%. The average transaction value per client[6] in the third quarter of 2012 was RMB4.6 million (approximately US$0.7 million), a 2.0% increase from the corresponding period in 2011.

•

Coverage network as of September 30, 2012 included 57 branches, up from 53 branches as of September 30, 2011 but down from 60 branches as of June 30, 2012 as the Company closed three branches to streamline its operations in the third quarter of 2012. The number of relationship managers was 501 as of September 30, 2012, down from 505 as of September 30, 2011 and 550 as of June 30, 2012.

[1]	Noah’s Non-GAAP financial measures are its corresponding GAAP financial measures as adjusted by excluding the effects of all forms of share-based compensation.
[2]

“Total number of registered clients” includes clients registered with Noah Upright (Shanghai) Fund Investment Consulting Co., Ltd., Noah’s mutual fund distribution business, which began operations in the second quarter of 2012.

[3]

“Active clients” refers to those registered clients who purchased wealth management products distributed by Noah during any given period. Active clients include clients who have purchased mutual fund products that were distributed since the second quarter of 2012.

[4]

“The aggregate value of wealth management products distributed by the Company” includes the incremental value of mutual fund products distributed by the Company since the second quarter of 2012. Through its PRC affiliated entity, the Company received a license in February 2012 to distribute mutual fund products.

[5]	The amount in RMB was translated into U.S. dollars using the average rate for the period as set forth in the H.10 statistical release of the Federal Reserve Board.
[6]	“Average transaction value per client” refers to the average value of wealth management products distributed by Noah that are purchased by active clients during a given period.

Ms. Jingbo Wang, Co-founder, Chairwoman of the Board of Directors and Chief Executive Officer, commented, “We did a good job executing our strategies on product sourcing and selection, internal management improvement and meeting client needs. With our asset management business performing well this quarter, we also increased assets under our management, which laid solid foundation for our future growth.”

Mr. Tom Wu, Chief Financial Officer, said, “It was a solid quarter, with quarterly revenues reaching a record high in the Company’s history. We also improved our operating leverage translating into higher profits this quarter. Going forward we will continue to focus on increasing our productivity”

THIRD QUARTER 2012 FINANCIAL RESULTS

Net Revenues

Net revenues for the third quarter of 2012 were US$25.8 million, a 33.7% increase from the corresponding period in 2011, due to increases in both one-time commission revenues and recurring service fees for the third quarter of 2012.

Net revenues from one-time commissions for the third quarter of 2012 were US$15.2 million, an 18.7% increase from the corresponding period in 2011. The year-over-year increase was primarily due to an increase in transaction value, partially offset by a decrease in average commission rate.

Net revenues from recurring service fees for the third quarter of 2012 were US$10.2 million, a 57.8% increase from the corresponding period in 2011. The year-over-year increase was mainly due to the cumulative effect of private equity fund and securities investment fund products distributed previously.

Operating Margin

Operating margin for the third quarter of 2012 was 35.9%, as compared to 30.3% for the corresponding period in 2011. The year-over-year increase in operating margin for the third quarter of 2012 was primarily due to an increase in net revenues, partially offset by an increase in expenses related to the expansions of coverage network and development of the mutual fund distribution business and the overseas business.

Operating cost and expenses for the third quarter of 2012, including cost of revenues, selling expenses, G&A expenses and other operating income, were US$16.5 million, a 22.8% increase from the corresponding period in 2011.

Cost of revenues for the third quarter of 2012 totaled US$5.1 million, a 28.6% increase from the corresponding period in 2011. The year-over-year increase was primarily due to an increase in compensation expenses paid to relationship managers mainly as a result of an increase in transaction value.

Selling expenses for the third quarter of 2012 were US$7.2 million, a 27.7% increase from the corresponding period in 2011. The year-over-year increase for the third quarter of 2012 was primarily due to increases in personnel expenses and rental expenses as a result of the Company’s network expansions. Selling expenses as a percentage of net revenues for the third quarter of 2012 was 28.1%, as compared to 29.4% for the corresponding period in 2011.

G&A expenses for the third quarter of 2012 were US$5.2 million, a 23.0% increase from the corresponding period in 2011. The year-over-year increase for the third quarter of 2012 was primarily due to increases in personnel expenses and share-based expenses attributable to G&A expenses as a result of the Company’s expansion. G&A expenses as a percentage of net revenues for the third quarter of 2012 was 20.3%, as compared to 22.1% for the corresponding period in 2011.

Other operating income for the third quarter of 2012 was US$1.1 million, as compared to US$0.5 million for the corresponding period in 2011. Other operating income is government subsidies received in the PRC from local governments for general corporate purposes.

Income Tax Expenses

Income tax expenses for the third quarter of 2012 were US$2.9 million, a 43.1% increase from the corresponding period in 2011. The year-over-year increase was primarily due to an increase in taxable income.

Net Income

Net income attributable to Noah shareholders for the third quarter of 2012 was US$7.5 million, a 31.7% increase from the corresponding period in 2011. Net margin for the third quarter of 2012 was 29.3%, as compared to 29.7% for the corresponding period in 2011. Income per basic and diluted ADS for the third quarter of 2012 were both US$0.14, as compared to US$0.10 for the corresponding period in 2011.

Non-GAAP net income attributable to Noah shareholders for the third quarter of 2012 was US$8.6 million, a 33.8% increase from the corresponding period in 2011. Non-GAAP net margin for the third quarter of 2012 was 33.2%, the same compared to the corresponding period in 2011. Non-GAAP income per diluted ADS for the third quarter of 2012 was US$0.15, as compared to US$0.11 for the corresponding period in 2011.

Balance Sheet and Cash Flow

As of September 30, 2012, the Company had US$122.0 million in cash and cash equivalents, an increase from US$114.6 million as of June 30, 2012. In the third quarter of 2012, the Company generated US$12.2 million in its operating activities, received US$7.9 million from the maturity of fixed-term deposits, invested US$11.1 million mostly in fixed income products and used US$0.6 million to acquire property and equipment. In the third quarter of 2012, the Company used US$2.9 million to repurchase ADSs and received US$1.6 million from third-party minority investments in PRC affiliated entities of the Company.

On May 22, 2012, the Company’s board of directors authorized a share repurchase program of up to US$30 million worth of its issued and outstanding ADSs over the course of one year. As of September 30, 2012, the Company has repurchased 1,239,588 ADSs for approximately US$6.2 million, inclusive of transaction charges.

2012 FORECAST

The Company estimates that non-GAAP net income attributable to Noah shareholders for the full year of 2012 is expected to be near the high end of the current guidance range of US$22.0 million and US$25.0 million, the high end of which representing a year-over-year decline of 4.3%. This estimate reflects management’s current business outlook and is subject to change.

CONFERENCE CALL

Senior management will host a conference call on Wednesday, November 14, 2012 at 8:00 pm (Eastern) / 5:00 pm (Pacific) / 9:00 am (Hong Kong, Thursday, November 15) to discuss the Company’s financial results for the third quarter of 2012 and recent business activities. The conference call may be accessed by calling the following numbers:

	Toll Free	Toll
United States	+1-866-519-4004	+1-718-354-1231
China
• Domestic	800-819-0121
• Domestic Mobile	400-620-8038
Hong Kong	###-##-####
United Kingdom	080-8234-6646
Conference ID #	57448720

A telephone replay will be available shortly after the call until November 21, 2012 at +1-718-354-1232 (US Local Toll) or +61-2-8235-5000 (International). Conference ID # 57448720.

A live webcast of the conference call and replay will be available in the investor relations section of the Company’s website at http://ir.noahwm.com.

DISCUSSION OF NON-GAAP FINANCIAL MEASURES:

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of all forms of share-based compensation. The reconciliation of these non-GAAP financial measures to the nearest GAAP measures is set forth in the table captioned “Reconciliation of GAAP to Non-GAAP Results” below.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measure used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed non-GAAP net income results reflecting adjustments to exclude the impacts of share-based compensation to supplement U.S. GAAP financial data. As such, the Company believes that the presentation of the non-GAAP net income, non-GAAP income per diluted ADS and non-GAAP net margin provides important supplemental information to investors regarding financial and business trends relating to the Company’s financial condition and results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized certain amounts of expenses for the restricted shares and share options in the periods presented and expects to incur share-based compensation charges in the future. To make financial results comparable period by period, the Company utilized the non-GAAP financial results to better understand its historical business operations.

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited is the leading independent service provider focusing on distributing wealth management products to the high net worth population in China. Noah distributes wealth management products, including primarily fixed income products, private equity funds, securities investment funds and mutual funds. With 501 relationship managers in 57 branch offices as of September 30, 2012, Noah’s total coverage network encompasses China’s most economically developed regions where the high net worth population is concentrated. Through this extensive coverage network, product sophistication, and client knowledge, the Company caters to the wealth management needs of China’s high net worth population. For more information please visit the Company’s website at http://www.noahwm.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the full year 2012 and quotations from management in this announcement, as well as Noah’s strategic and operational plans, contain forward-looking statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the wealth management market in China and internationally; our expectations regarding demand for and market acceptance of the products we distribute; our expectations regarding keeping and strengthening our relationships with key clients; relevant government policies and regulations relating to our industry; our ability to attract and retain quality employees; our ability to stay abreast of market trends and technological advances; our plans to invest in research and development to enhance our product choices and service offerings; competition in our industry in China and internationally; general economic and business conditions in China; and our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F. Noah does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Noah undertakes no duty to update such information, except as required under applicable law.

Contacts:

Noah Holdings Limited

Shang Chuang, Director of IR

Tel: +86 21 3860 2388

ir@noahwm.com

— FINANCIAL AND OPERATIONAL TABLES FOLLOW —

Noah Holdings Limited

Condensed Consolidated Balance Sheets

(In U.S. dollars)

(unaudited)

	As of
	June 30, 2012	September 30, 2012
	$	$
Assets
Current assets:
Cash and cash equivalents	114,649,545	122,012,859
Restricted cash	78,703	79,557
Short-term investments	37,702,078	41,248,860
Accounts receivable, net of allowance for doubtful accounts of nil at June 30, 2012 and September 30, 2012	9,170,488	13,013,433
Deferred tax assets	2,784,838	2,814,290
Amounts due from related parties	1,363,080	3,077,780
Other current assets	3,817,391	3,741,739

Total current assets	169,566,123	185,988,518

Investment in affiliates	5,443,884	5,198,962
Property and equipment, net	3,976,982	4,115,478
Non-current deferred tax assets	597,682	586,740
Other non-current assets	739,210	735,842

Total Assets	180,323,881	196,625,540

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	6,356,122	7,539,102
Income tax payable	2,577,307	3,423,152
Other current liabilities	8,090,408	13,979,724
Total current liabilities	17,023,837	24,941,978

Non-current uncertain tax position liabilities	1,347,104	1,400,484
Other non-current liabilities	1,933,367	1,825,132

Total Liabilities	20,304,308	28,167,594

Equity	160,019,573	168,457,946

Total Liabilities and Equity	180,323,881	196,625,540

Noah Holdings Limited

Condensed Consolidated Income Statements

(In U.S. dollars, except for ADS data, per ADS data and percentages)

(unaudited)

	Three months ended
	September 30, 2011	September 30, 2012	Change
	$	$
Revenues:
Third-party revenues	17,617,614	20,002,648	13.5%
Related party revenues	2,782,569	7,268,368	161.2%

Total revenues	20,400,183	27,271,016	33.7%
Less: business taxes and related surcharges	(1,132,791)	(1,515,774)	33.8%

Net revenues	19,267,392	25,755,242	33.7%

Operating cost and expenses:
Cost of revenues	(3,986,965)	(5,126,370)	28.6%
Selling expenses	(5,663,065)	(7,230,023)	27.7%
General and administrative expenses	(4,257,648)	(5,236,637)	23.0%
Other operating income	474,838	1,095,360	130.7%

Total operating cost and expenses	(13,432,840)	(16,497,670)	22.8%

Income from operations	5,834,552	9,257,572	58.7%

Other income(expenses):
Interest income	617,954	491,212	(20.5%)
Investment income	380,109	788,997	107.6%
Foreign exchange gain	914,824	75,471	(91.8%)
Other income	26,901	43,473	61.6%

Total other income	1,939,788	1,399,153	(27.9%)

Income before taxes and loss from equity in affiliates	7,774,340	10,656,725	37.1%
Income tax expense	(2,056,313)	(2,942,322)	43.1%
Gain (loss) from equity in affiliates	12,918	(167,006)	(1392.8%)

Net income	5,730,945	7,547,397	31.7%

Less: net loss attributable to non-controlling interests	—	59	—

Net income attributable to Noah Shareholders	5,730,945	7,547,338	31.7%

Income per ADS, basic	0.10	0.14	40.0%
Income per ADS, diluted	0.10	0.14	40.0%

Other comprehensive income, net of tax:
Foreign currency translation adjustments	824,644	1,118,361	35.6%

Comprehensive income attributable to Noah Shareholders	6,555,589	8,665,699	32.2%

Margin analysis:
Operating margin	30.3%	35.9%
Net margin	29.7%	29.3%
Weighted average ADS equivalent: [1]
Basic	55,838,530	55,259,030
Diluted	57,045,008	55,769,254
ADS equivalent outstanding at end of period	55,876,787	56,372,310

[1]	Assumes all outstanding ordinary shares are represented by ADSs. Each ordinary share represents two ADSs

Noah Holdings Limited

Supplemental Information

(unaudited)

	As of
	September 30, 2011	September 30, 2012	Change

Number of registered clients	24,746	37,943	53.3%
Number of relationship managers	505	501	(0.8%)
Number of branch offices	53	57	7.5%

	Three months ended
	September 30, 2011	September 30, 2012	Change
	(in millions of RMB, except number of active clients and percentages)
Number of active clients	1,200	1,613	34.4%
Transaction value:
Fixed income products	2,470	5,304	114.7%
Private equity fund products	2,206	1,703	(22.8%)
Other products, including securities investment funds and mutual fund products	704	367	(47.7%)

Total transaction value	5,380	7,374	37.1%

Average transaction value per client	4.48	4.57	2.0%

Noah Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In U.S. dollars, except for ADS data and percentages)

(unaudited)

	Three months ended
	September 30, 2011	September 30, 2012	Change
	$	$
Net income attributable to Noah Shareholders	5,730,945	7,547,338	31.7%
Adjustment for share-based compensation related to:
Share options	626,359	54,678	(91.3%)
Restricted shares	35,797	952,121	2559.8%

Adjusted net income attributable to Noah Shareholders (non-GAAP)*	6,393,101	8,554,137	33.8%

Net income per ADS, diluted	0.10	0.14	40.0%
Adjusted net income per ADS, diluted (non-GAAP)*	0.11	0.15	39.4%

Net margin	29.7%	29.3%	(1.3%)
Adjusted net margin (non-GAAP)*	33.2%	33.2%	0.1%

*	The non-GAAP adjustments do not take into consideration the impact of taxes on such adjustments.